UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Linn Energy, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

536020100

(CUSIP Number)

Candice J. Wells

600 Travis Street, Suite 5100, Houston, Texas 77002

Telephone: (281) 840-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536020 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LinnCo, LLC (45-5166623)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 128,503,236 units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 128,503,236 units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,503,236 units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	The voting and dispositive power of LinnCo, LLC (“LinnCo”) is limited by its limited liability company agreement, which provides that LinnCo will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and LinnCo will vote units representing limited liability company membership interests in the Issuer (“Units”) that it holds in the same manner as its shareholders vote (or refrain from voting) their common shares representing limited liability company interests in LinnCo.
(2)	Based on 328,906,599 Units outstanding as of December 16, 2013 (which includes the 93,715,736 Units issued to LinnCo in connection with LinnCo’s contribution to the Issuer of all of the outstanding equity interests in Linn Acquisition Company, LLC ).

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Units representing limited liability company membership interests (“Units”) in Linn Energy, LLC, a Delaware limited liability company (the “Issuer”). The principal executive office of the Issuer is located at 600 Travis Street, Suite 5100, Houston, Texas 77002.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by LinnCo, LLC, a Delaware limited liability company (the “Reporting Person”). In accordance with General Instruction C to Schedule 13D, certain information required by this Item 2 concerning the directors, executive officers and each other person controlling the Reporting Person (collectively, the “Covered Individuals” and, collectively with the Reporting Person, the “Covered Persons”) is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Covered Persons is:

600 Travis Street, Suite 5100

Houston, Texas 77002

(c) The principal business of the Reporting Person is to own Units of the Issuer and to take any other action permitted by the Reporting Person’s board of directors. The name and present principal occupation of each of the Covered Individuals is set forth on Schedule A and is incorporated by reference in this Item 2.

(d) None of the Covered Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Covered Persons has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized under the laws of the State of Delaware. Each of the Covered Individuals are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 12, 2012, the Reporting Person consummated the initial public offering of its common shares representing limited liability company membership interests (“Common Shares”). The Reporting Person used 100% of the net proceeds from the initial public offering, including the net proceeds received from the underwriters’ exercise of their option to purchase additional shares) to purchase 34,787,500 Units from the Issuer.

On December 16, 2013, the Reporting Company and the Issuer completed the previously-announced transactions contemplated by the Agreement and Plan of Merger, dated as of February 20, 2013, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013, and Amendment No. 2 to Agreement and Plan of Merger, dated as of November 13, 2013 (as so amended, the “Merger Agreement”), by and among Berry Petroleum Company, a Delaware corporation (“Berry”), Bacchus HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), the Reporting Person, Linn Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and the Issuer. Pursuant to the terms of the Merger Agreement, (i) Bacchus Merger Sub was merged with and into Berry (the “HoldCo Merger”), with Berry continuing as the surviving corporation and as a direct wholly owned subsidiary of HoldCo; (ii) following the HoldCo Merger, Berry was converted from a Delaware corporation into a Delaware limited liability company (the “Conversion”); (iii) following the Conversion, HoldCo was merged with and into LinnCo Merger Sub (the “LinnCo Merger” and, together with the HoldCo Merger, the “Merger”), with LinnCo Merger Sub continuing as the surviving company; and (iv) following the LinnCo Merger, the Reporting Person contributed all of the outstanding equity interests in LinnCo Merger Sub to the Issuer in exchange for the issuance to the Reporting Person of 93,715,736 newly issued Units pursuant to a Contribution Agreement, dated February 20, 2013, as amended by Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013 (as amended, the “Contribution Agreement”). In addition, the Reporting Person will receive 40,938 additional Units on June 16, 2014 in connection with the issuance of Common Shares to certain Berry employees pursuant to fully-vested Berry equity awards.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Units reported herein in connection with the Issuer’s acquisition of Berry as further described in Item 3. The Reporting Person may acquire additional Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Shares or otherwise, depending on the Reporting Person’s business, prospects and financial condition, the market for the Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Not applicable.

(b) On December 16, 2013, the Reporting Person and the Issuer completed the Merger, as described in Item 3. Under the terms of the Merger Agreement, each outstanding share of Berry common stock was converted into one newly issued share of HoldCo common stock in the HoldCo Merger, and HoldCo stockholders had the right to receive, for each share of HoldCo common stock they owned, 1.68 newly issued Common Shares, which equaled 93,715,736 Common Shares in the LinnCo Merger.

Following the Merger, the Reporting Person contributed LinnCo Merger Sub, which had been merged with HoldCo with LinnCo Merger Sub being the surviving entity, to the Issuer in exchange for the issuance by the Issuer of 93,715,736 Units to the Reporting Person pursuant to the Contribution Agreement.

(c) Not applicable.

(d) Effective December 16, 2013, in connection with the Merger, the Board of Directors of the Issuer increased its size from six members to seven members. Pursuant to the terms of the Merger Agreement, the Board of Directors appointed Stephen J. Hadden to the Board of Directors, to serve until his successor has been duly elected and qualified following the next annual meeting of the unitholders of the Issuer or until his earlier resignation or removal.

The voting power of the Reporting Person is limited by its limited liability company agreement, which provides that the Reporting Person will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and the Reporting Person will vote Units that it holds in the same manner as its shareholders vote (or refrain from voting) their Common Shares on such matter.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4. Notwithstanding the foregoing, pursuant to the limited liability company agreement of the Reporting Person, the Reporting Person will not dispose of its Units except in connection with certain terminal transactions involving the Issuer or to the Issuer in connection with the Reporting Person’s repurchase of its Common Shares.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the record and beneficial owner of 128,503,236 Units, which based on there being 328,906,599 Units outstanding as of December 16, 2013, represents 39.1% of the outstanding Units of the Issuer.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Units set forth in the following table:

Name	Units Beneficially Owned	Percentage of Class Beneficially Owned
Mark E. Ellis	1,111,855	*
Kolja Rockov	503,383	*
Arden L. Walker, Jr.	340,259	*
David B. Rottino	227,531	*
Jamin McNeil	101,297	*
Thomas E. Emmons	56,335	*
Candice J. Wells	31,534	*
George A. Alcorn	43,656	*
Stephen J. Hadden	10,320	*
Terrence S. Jacobs	299,686	*
Michael C. Linn	493,954	*
Joseph P. McCoy	37,640	*
Linda M. Stephens	7,782	*

*	Less than 1% of the class beneficially owned.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. The voting and dispositive power of the Reporting Person is limited by its limited liability company agreement, which provides that (i) the Reporting Person will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and LinnCo will vote Units that it holds in the same manner as its shareholders vote (or refrain from voting) their Common Shares on such matter and (ii) the Reporting Person will not dispose of its Units except in connection with certain terminal transactions involving the Issuer or to the Issuer in connection with the Reporting Person’s repurchase of its Common Shares. To the Reporting Person’s knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in Units in the past 60 days.

On December 31, 2013, Mr. Ellis made a charitable contribution to a major university of 20,500 Units.

On January 23, 2014, the Covered Individuals below received the number of restricted units and/or performance units set forth opposite each Covered Individual’s name. The restricted units vested in three equal installments beginning January 2014, provided the Covered Individuals remain in their current position as a director and/or officer. One half of the performance units vest two years following the date of grant, with the other half vesting three years following the date of grant, each at a level dependent on satisfaction of certain performance conditions.

Name	Restricted Units	Performance Units
Mark E. Ellis	158,177	52,726
Kolja Rockov	60,837	20,279
Arden L. Walker, Jr.	51,103	17,034
David B. Rottino	48,670	16,223
Jamin McNeil	27,580	—
Thomas E. Emmons	27,580	—
Candice J. Wells	16,065	—
George A. Alcorn	6,170	—
Stephen J. Hadden	6,170	—
Michael C. Linn	6,170	—
Joseph P. McCoy	6,170	—

On January 24, 2014, the Covered Individuals below surrendered the number of Units set forth opposite each Covered Individual’s name in order to satisfy tax withholding obligations at a price of $33.54 per Unit.

Name	Surrendered Units
Mark E. Ellis	19,602
Kolja Rockov	6,069
Arden L. Walker, Jr.	6,070
David B. Rottino	3,686
Jamin McNeil	1,763
Thomas E. Emmons	1,524
Candice J. Wells	973

(d) The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Units reported on the cover page of this Schedule 13D and in this Item 5. Pursuant to the limited liability company agreement of the Reporting Person, the Reporting Person must distribute to its shareholders all proceeds received, whether by distribution or by disposition of the Units. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Units beneficially owned by the Reporting Person or, to the Reporting Person’s knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2, 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of February 20, 2013, as amended as of November 3, 2013 and November 13, 2013, by and among Berry Petroleum Company, Bacchus Holdco, Inc., Bacchus Merger Sub, Inc., LinnCo, LLC, Linn Acquisition Company, LLC and Linn Energy, LLC (incorporated by reference to the composite copy incorporating the Agreement and Plan of Merger, dated as of February 20, 2013, Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013, and Amendment No. 2 to Agreement and Plan of Merger, dated as of November 13, 2013, attached as Annex A to the joint proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) by LinnCo, LLC and Linn Energy, LLC on November 14, 2013).

Exhibit 2	Contribution Agreement, dated as of February 20, 2013, as amended as of November 3, 2013, by and between LinnCo, LLC and Linn Energy, LLC (incorporated by reference to the composite copy incorporating the Contribution Agreement, dated as of February 20, 2013, and Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013, attached as Annex B to the joint proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) by LinnCo, LLC and Linn Energy, LLC on November 14, 2013).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 21, 2014.

LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Information about the Reporting Persons

The name and title of the executive officers, directors and the sole voting member of the Reporting Person are set forth below. The business address of each is 600 Travis Street, Suite 5100, Houston, Texas 77002. The principal business of the Reporting Person is to own Units in the Issuer.

Name	Title	Principal Occupation

Linn Energy, LLC	Sole voting Member	N/A

Mark E. Ellis	Director; Chairman, President and Chief Executive Officer	Officer of Linn Energy, LLC and LinnCo, LLC

Kolja Rockov	Executive Vice President and Chief Financial Officer	Officer of Linn Energy, LLC and LinnCo, LLC

Arden L. Walker, Jr.	Executive Vice President and Chief Operating Officer	Officer of Linn Energy, LLC and LinnCo, LLC

David B. Rottino	Senior Vice President and Chief Accounting Officer	Officer of Linn Energy, LLC and LinnCo, LLC

Thomas E. Emmons	Senior Vice President - Corporate Services	Officer of Linn Energy, LLC and LinnCo, LLC

Jamin McNeil	Senior Vice President - Houston Division Operations	Officer of Linn Energy, LLC and LinnCo, LLC

Candice J. Wells	Vice President, General Counsel and Corporate Secretary	Officer of Linn Energy, LLC and LinnCo, LLC

George A. Alcorn	Director	President of Alcorn Exploration, Inc.

Michael C. Linn	Director	President of MCL Ventures, LLC; Founder of Linn Energy, LLC and LinnCo, LLC

Joseph P. McCoy	Director	Retired.

Terrence S. Jacobs	Director	President and Chief Executive Officer of Penneco Oil Company

Linda M. Stephens	Director	Retired.

Stephen J. Hadden	Director	Independent Consultant and Advisor

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated as of February 20, 2013, as amended as of November 3, 2013 and November 13, 2013, by and among Berry Petroleum Company, Bacchus Holdco, Inc., Bacchus Merger Sub, Inc., LinnCo, LLC, Linn Acquisition Company, LLC and Linn Energy, LLC (incorporated by reference to the composite copy incorporating the Agreement and Plan of Merger, dated as of February 20, 2013, Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013, and Amendment No. 2 to Agreement and Plan of Merger, dated as of November 13, 2013, attached as Annex B to the joint proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) by LinnCo, LLC and Linn Energy, LLC on November 14, 2013).

Exhibit 2	Contribution Agreement, dated as of February 20, 2013, as amended as of November 3, 2013, by and between LinnCo, LLC and Linn Energy, LLC (incorporated by reference to the composite copy incorporating the Contribution Agreement, dated as of February 20, 2013, and Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013, attached as Annex A to the joint proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) by LinnCo, LLC and Linn Energy, LLC on November 14, 2013).